Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2009

Jay D. Kranzler
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121

Re: Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for the Nine Months Ended September 30, 2008
Filed November 10, 2008
File No. 000-12943

Dear Mr. Kranzler:

        We have completed our review of your Form 10-K and 10-Q and have no further
comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief